FUSHI COPPERWELD, INC.

CONDENSED PARENT COMPANY BALANCE SHEETS
AS OF SEPTEMBER 30, 2010 AND DECEMBER 31, 2009

	September 30,	December 31,
	2010	2009
	Unaudited
ASSETS
CURRENT ASSETS:
Cash	$5,762,820	$98,839
Other receivables and prepaid expenses	131,763	-
Deposit in derivative hedge	-	1,000,000
Total current assets	5,894,583	1,098,839

OTHER ASSETS:
Investments in subsidiaries	336,661,019	266,653,590
Intercompany receivables	3,256,489	1,123,312
Deferred loan expense, net	-	1,955,778
Deferred tax assets	15,407,083	11,722,469
Total other assets	355,324,591	281,455,149

Total assets	$361,219,174	$282,553,988

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Notes payable, current	$-	$10,000,000
Other payables and accrued liabilities	1,025,660	2,609,037
Cross currency hedge payable	-	436,702
Loan payable to shareholder	15,000,000	-
Total current liabilities	16,025,660	13,045,739

LONG-TERM LIABILITIES:
Notes payable, non-current	-	25,000,000
Fair value of derivative instrument	-	7,532,527
Total long-term liabilities	0	32,532,527

Total liabilities	16,025,660	45,578,266

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS' EQUITY:
Preferred stock,$0.001 par value, 5,000,000 shares authorized, none issued or outstanding as of September 30, 2010 and December 31, 2009	-	-
Common stock,$0.006 par value, 100,000,000 shares authorized, September 30, 2010: 37,779,839 shares issued and outstanding December 31, 2009: 29,772,780 shares issued and outstanding	226,680	178,638
Additional paid in capital	166,297,828	105,540,676
Statutory reserves	20,793,298	16,282,793
Retained earnings	126,454,574	97,283,748
Accumulated other comprehensive income	31,421,134	17,689,867
Total shareholders' equity	345,193,514	236,975,722

Total liabilities and shareholders' equity	$361,219,174	$282,553,988

FUSHI COPPERWELD, INC.

CONDENSED PARENT COMPANY STATEMENTS OF INCOME AND OTHER COMPREHENSIVE INCOME (LOSS)
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2010 AND 2009
(UNAUDITED)

	Three months ended September 30,		Nine months ended September 30,
	2010	2009	2010	2009

OPERATING EXPENSES

General and administrative expenses	$1,081,804	$600,777	$3,233,300	$2,701,597
Total operating expenses	1,081,804	600,777	3,233,300	2,701,597

OTHER INCOME (EXPENSE)

Interest income (expense), net	-	(1,055,023)	(444,420)	(3,859,033)
Loss on cross currency hedge	-	(1,199,438)	(753,666)	(1,581,812)
Loss on derivative instrument settlement	-	-	(6,650,000)	-
Gain (loss) on debt extinguishment	-	3,842,935	(2,395,778)	3,842,935
Change in derivative liability - warrants	-	-	-	(752,114)
Change in derivative liability - conversion option	-	(2,058,352)	-	(7,181,198)
Other income, net	-	-	306,040	-
Total other income (expense), net	-	(469,878)	(9,937,824)	(9,531,222)

EQUITY INCOME EARNINGS OF SUBSIDIARIES	13,793,967	9,377,210	43,167,841	22,838,284

INCOME BEFORE INCOME TAXES	12,712,163	8,306,555	29,996,717	10,605,465

BENEFIT FOR INCOME TAXES	158,599	888,378	3,684,614	3,253,085

NET INCOME	12,870,762	9,194,933	33,681,331	13,858,550

OTHER COMPREHENSIVE INCOME (LOSS):
Foreign currency translation adjustment	4,433,165	72,136	6,198,740	112,093
Change in fair value of derivative instrument	-	237,768	882,527	(3,275,588)
Reclassification of change in cash flow hedge to earnings	-	-	6,650,000	-

COMPREHENSIVE INCOME	$17,303,927	$9,504,837	$47,412,598	$10,695,055

FUSHI COPPERWELD, INC.

CONDENSED PARENT COMPANY STATEMENTS OF CASH FLOWS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2010 AND 2009
(UNAUDITED)

	2010	2009
CASH FLOWS FROM OPERATING ACTIVITIES:
Net Income	$33,681,331	$13,858,550
Adjustments to reconcile net income used in operating activities:
Equity in earnings of subsidiaries	(43,167,841)	(22,838,284)
Deferred taxes	(3,684,614)	(3,253,085)
Amortization of loan commission	160,000	787,492
Amortization of stock compensation expense	528,207	1,108,254
Loss on cross currency hedge	753,666	1,581,812
Loss on derivative instrument settlement	6,650,000	-
Loss (gain) on debt extinguishment	2,395,778	(3,842,935)
Change in derivative liability - warrants	-	752,114
Change in derivative liability - conversion option	-	7,181,198
Change in operating assets and liabilities:
Other receivables and prepayments	(24,100)
Other payables and accrued liabilities	(1,583,377)	(2,866,051)
Net cash used in operating activities	(4,290,950)	(7,530,935)

CASH FLOWS FROM INVESTING ACTIVITIES:
Investment in subsidiaries	(18,040,848)	(3,130,132)
Payment for unwind of cross currency hedge	(5,650,000)	-
Payments on cross currency hedge payable	(1,190,368)	(614,580)
Net cash used in investing activities	(24,881,216)	(3,744,712)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from shareholder loan	15,000,000	-
Intercompany	(2,133,177)	13,330,755
Release of restricted cash	-	1,000,000
Payment of high yield notes payable	(35,600,000)	(5,000,000)
Proceeds on issuance of common stock and warrants	56,361,500	1,920,000
Proceeds from exercise of warrants	1,180,599	-
Proceeds from exercise of stock options	27,225	-
Net cash provided by financing activities	34,836,147	11,250,755

CHANGE IN CASH	5,663,981	(24,892)

CASH, beginning of period	98,839	30,414

CASH, end of period	$5,762,820	$5,522

SUPPLEMENTAL CASH FLOWS DISCLOSURE:
Interest paid	$1,343,849	$3,375,092

FUSHI COPPERWELD, INC.

CONDENSED NOTES TO PARENT FINANCIAL INFORMATION

(UNAUDITED)

1.	Basis of presentation

Certain information and footnote disclosures normally included in financial statements prepared in conformity with generally accepted accounting principles have been condensed or omitted. The Company’s financial information has been derived from the consolidated financial statements and should be read in conjunction with the consolidated financial statements included in this Form 10-Q. The Company’s investment in subsidiaries is stated at cost plus equity in undistributed earnings of subsidiaries.

2.	Restricted net assets

Schedule I of Article 5-04 of Regulation S-X requires the condensed financial information of registrant shall be filed when the restricted net assets of consolidated subsidiaries exceed 25 percent of consolidated net assets as of the end of the most recently completed fiscal year. For purposes of the above test, restricted net assets of consolidated subsidiaries shall mean that amount of the registrant’s proportionate share of net assets of consolidated subsidiaries (after intercompany eliminations) which as of the end of the most recent fiscal year may not be transferred to the parent company by subsidiaries in the form of loans, advances or cash dividends without the consent of a third party (i.e., lender, regulatory agency, foreign government, etc.).

The condensed parent company financial statements have been prepared in accordance with Rule 12-04, Schedule I of Regulation S-X as the restricted net assets of the subsidiaries of Fushi Copperweld, Inc. exceed 25% of the consolidated net assets of Fushi Copperweld, Inc. The ability of our Chinese operating affiliates to pay dividends may be restricted due to the foreign exchange control policies and availability of cash balances of the Chinese operating subsidiaries. Because a significant portion of our operations and revenues are conducted and generated in China, a significant portion of our revenues being earned and currency received are denominated in Renminbi (RMB). RMB is subject to the exchange control regulation in China, and, as a result, we may be unable to distribute any dividends outside of China due to PRC exchange control regulations that restrict our ability to convert RMB into US Dollars.

3.	Notes payable consisted of the following:

	September 30, 2010	December 31, 2009
	(Unaudited)
Guaranteed senior secured floating rate notes (“HY Notes”)	-	35,000,000
Less current portion	-	10,000,000
Total notes payable, noncurrent	$-	$25,000,000

Please refer to Note 10 of the Notes to the Consolidated Financial Statements for a more detailed description of the notes payable.

4.	Derivative instrument

The Company's operations are exposed to a variety of global market risks, including the effect of changing interest rates. This exposure is managed, in part, with the use of financial derivatives. The Company uses financial derivatives only to hedge exposures in the ordinary course of business and does not invest in derivative instruments for speculative purposes. On April 10, 2007, effective January 24, 2007, the Company entered a cross currency swap transaction (the Swap) with Merrill Lynch Capital Services, Inc. (“MLCS”) on the $40 million HY notes which converts the LIBOR + 7% per annum USD variable interest rate to an 8.3% per annum RMB fixed interest rate.

Effective March 31, 2010 (the termination date), the SWAP, with an outstanding USD notional amount of $30,000,000 and an outstanding CNY notional amount of 233,175,000 was unwound with a premium payment price of $6,650,000 to MLCS.

On March 31, 2010, the $1,000,000 deposit with MLCS to secure the agreement was released to MLCS as partial payment of the $6,650,000 payment price and the remaining $5,650,000 payment was made to Merrill Lynch on April 6, 2010.

Changes in the fair values of derivative instruments accounted for as cash flow hedges to the extent they qualify for hedge accounting, are recorded in accumulated other comprehensive income.  For the nine months ended September 30, 2010 and 2009, a gain of $882,527 and loss of $3,275,588 was recorded on the derivative instrument, respectively, in other comprehensive income. For the three months ended September 30, 2010 and 2009, a loss of $0 and a gain of $237,768 was recorded on the derivative instrument, respectively, in other comprehensive income.

FUSHI COPPERWELD, INC.

CONDENSED NOTES TO PARENT FINANCIAL INFORMATION

(UNAUDITED)

On March 31, 2010, $6,650,000 was transferred from the accumulated other comprehensive loss into earnings as a loss from termination of the SWAP.  There were no amounts recorded in the consolidated statements of income in relation to ineffectiveness of this interest SWAP prior to unwind.

During the nine and three months ended September 30, 2010 and prior to the termination date the Company paid $1,190,368 and $0 as hedging payment related to the cross currency hedge payable and recognized $753,666 and $0 of loss from derivative transactions as cash flow hedge. During the nine and three months ended September 30, 2009, the Company paid $614,580 and $500,000 as hedging payment related to the cross currency hedge payable and recognized $1,581,812 and $1,199,438 of loss related to derivative transactions as cash flow hedge.

 Please refer to Note 12 of the Notes to the Consolidated Financial Statements for the derivative instrument.

5.	Related party transaction

In September 2010, the Company’s Co-CEO and majority shareholder, Mr. Li Fu, advanced the Company $15,000,000 related to required timely registered capital payments for Fushi JiangSu as discussed in Note 18 – Commitments and Contingencies of the Notes to the Consolidated Financial Statements. The loan is non-interest bearing and is due on demand. Mr. Fu also advanced the Company $8,000,000 in October 2010 for additional registered capital payments for Fushi JiangSu. In October 2010, the Company had fully repaid this shareholder liability in the amount of $23,000,000.

During October 2010, the Company’s wholly owned subsidiary, Fushi International, on behalf of the Parent Company repaid the loan due to the shareholder in the amount of $23,000,000. As a result of such repayment, Fushi International distributed $23,000,000 to the Parent Company through this transaction.

6.	Reclassification

Certain reclassifications have been made to the 2009 parent financial statements to conform to the 2010 parent financial statement presentation. These reclassifications had no effect on net income or cash flows as previously reported.

7.	Subsequent event

The Company has performed an evaluation of subsequent events through the date which the consolidated financial statements were available to be issued.

On November 3, 2010, the Company’s Board of Directors  received a proposal from its Chairman and Chief Executive Officer, Mr. Li Fu ("Mr. Fu") and Abax Global Capital (Hong Kong) Limited on behalf of funds managed by it and its affiliates ("Abax") for Mr. Fu and Abax to acquire all of the outstanding shares of Common Stock of Fushi not currently owned by Mr. Fu and his affiliates in a going private transaction for $11.50 per share in cash, subject to certain conditions. Mr. Fu and his affiliates own approximately 29.2% of Fushi's Common Stock.  According to the proposal letter, Mr. Fu and Abax will form an acquisition vehicle for the purpose of completing the acquisition and plan to finance the acquisition with a combination of debt and equity capital. The proposal letter states that the equity portion of the financing would be provided by Mr. Fu, Abax and related sources. The proposal letter also states that Mr. Fu and Abax are currently in discussion to engage a financial advisor to the acquisition vehicle that will be formed by Mr. Fu and Abax.  The Company’s Board of Directors has formed a special committee of independent directors to evaluate and consider this proposal. No decisions have been made by the Special Committee with respect to the Company’s response to the proposal.

A shareholder class action complaint has been filed against Fushi and certain officers and directors thereof in connection with the November 3, 2010 proposal made by Mr. Li Fu and Abax for Mr. Fu and Abax to acquire all of the outstanding shares of Common Stock of Fushi not currently owned by Mr. Fu and his affiliates in a going private transaction for $11.50 per share in cash, subject to certain conditions (the “Fu Proposal”). In the complaint, the plaintiffs challenge the Fu Proposal and allege, among other things, that the consideration to be paid in such proposal is grossly inadequate. The complaint seeks, among other relief, to enjoin defendants from consummating the Fu Proposal and to direct defendants to exercise their fiduciary duties to obtain a transaction that is in the best interests of our shareholders. The complaint was filed in Nevada. We have reviewed the allegations contained in the complaint and believe they are without merit. We intend to defend the litigation vigorously. As such, based on the information known to us to date, we do not believe that it is probable that a material judgment against us will result. In accordance with ASC Topic 450, no liability has been accrued.